

Andrew Luna (He/Him) · 2nd

 hound

Founder & CEO of hound | Founder of Pet Care Collective I People Person | World Traveler | Startup Builder

Denver, Colorado, United States · **Contact info**

500+ connections

Experience


Founder & CEO
hound
Jul 2020 – Present · 1 yr 6 mos
Denver, Colorado, United States

We exist to empower job seekers and employees, provide modern solutions for employers to better manage their talent, and build a better experience for the people of vet med. We are becoming the industry standard, go-to platform for jobs and culture in vet med.

Built by, loved by, and owned by the people of veterinary medicine. This is going to be awesome 🎉


Founder
Pet Care Collective
Apr 2021 – Present · 9 mos
Denver, Colorado, United States

A community by hound.

We created Pet Care Collective for one reason - unity. Through unifying the sharpest minds and kindest hearts in pet care, our goal is to craft a better, brighter future for the p ...see more

 **Join the community built by and for pet ca...**


Head Of Sales
Vetstoria
Mar 2020 – Sep 2021 · 1 yr 7 mos
London, United Kingdom

Vetstoria is the world's #1 veterinary appointment booking engine. We drive millions of bookings annually in 20 countries, and funnel hundreds of millions in revenue for thousands of partnered clinics.

...see more

 **The world's #1 intelligent veterinary...**


Area Manager
Tripadvisor
Aug 2019 – Mar 2020 · 8 mos
Phuket, Thailand

Tripadvisor's eatigo is the #1 marketplace for restaurant reservations in Southeast Asia. Supporting 6,000+ restaurants in 8 countries, we seated more than 1.5 million diners monthly.

I successfully launched the marketplace in Phuket, managed all regional operations ...see more

  Southeast Asia's #1
marketplace for...



Director of Operations
PAZ Veterinary
Jul 2017 – Aug 2019 · 2 yrs 2 mos
Austin, Texas, United States

PAZ was voted the #1 vet in Austin more than 10 times and we booked more than 40,000 appointments annually.

I led the growth and management of the company through expansion and acquisiti ...see more

Show 2 more experiences ⌄

Education



Product School
Product Management Certificate, Product Management

Comprehensive Learnings Include: Industry Disruption Model, Value Chain Assessment, Technology Strategy, Agile Methodologies, APIs, Customer Journey Mapping, Quantitative & Qualitative User Research, Product-Market Fit Framework, Validation, Product Requirement Documents, Product Roadmapping, User Flows/Wireframes/Prototypes, Design Sprints, Customer Messaging & Acquisition, Product Growth, Product Development Lifecycle, Success Metrics



Texas State University
Bachelor of Business Administration (B.B.A.), Business Administration and Management, Entrepreneurship
2015 – 2017

Top 1% of entrepreneurship students and winner of several business competitions



Cornell University
Hospitality Management Executive Certificate
2019 – 2019

Comprehensive Learnings Include: Yield Management, Traffic Shaping, Hospitality Operations Management, Financial Statements Analysis, Guest Loyalty, Market Analysis & Digital Marketing Strategy

Volunteer experience



Business, Sports, & Community
African Angels. A school for the community.
Children